EnergyEast	Robert D. Kump Senior Vice President and Chief Financial Officer
Energy East Corporation	52 Farm View Drive New Gloucester, ME 04260 (207) 688-4302 / robert.kump@energyeast.com Fax (207) 688-4331
July 18, 2007

Via EDGAR

Mr. James Allegretto
Senior Assistant Chief Accountant
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

        Re:   Energy East Corporation, File No. 1-14766
                 Rochester Gas and Electric Corporation, File No. 1-672

                 Form 10-K for the year ended December 31, 2006
                 Filed March 1, 2007

Dear Mr. Allegretto:

        This letter is in response to the Division of Corporation Finance's comment letter dated July 3, 2007, in which you requested additional information based on your review of our filings on Form 10-K for the year ended December 31, 2006. In this letter we will refer to the companies as follows: Energy East Corporation and its subsidiaries - Energy East, the company, we, our or us; and Rochester Gas and Electric Corporation - RG&E. In addition, we will refer to New York State Electric & Gas Corporation as NYSEG. For your convenience, the text of each comment included in your letter is repeated below, and our response immediately follows each comment.

        In connection with our responses to your comments, we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 18, 2007

        If you have questions concerning any of our responses, please feel free to contact me at (207) 688-4302 or Curtis Call at (207) 688-4355.

Sincerely,

/s/Robert D. Kump

Robert D. Kump
Senior Vice President and Chief Financial Officer

July 18, 2007

Energy East Corporation Form 10-K for the Year Ended December 31, 2006
General
1.

In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to Rochester Gas and Electric Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Prospectively, please consider providing page numbers on your Form 10-K.

Response: In responding to your comments we confirm that to the extent our response applies to more than one registrant, we will address the comment individually for each separate registrant.

We provide page numbers in our printed Form 10-K that we distribute in paper copy. The page numbers are "stripped out" or lost in our process of converting the document to html for EDGAR filing purposes. We will determine a means to include and retain the page numbers in our future EDGAR-filed reports on Form 10-K.

In our Securities Exchange Act of 1934 (Exchange Act) filings, amounts presented in the registrants' financial statements and notes to the financial statements are generally expressed in thousands of dollars. Therefore, amounts included in our responses below are expressed in thousands of dollars unless otherwise noted.

Item 1A - Risk Factors
2.

You state "the ability of our subsidiaries to make payments to us is also affected by the level of their indebtedness ... and restrictions imposed by the Federal Power Act." Please tell us whether the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met. If so, please note the disclosure requirements of paragraphs (3)(i) and (3)(ii) of that section and Schedule I of Rule 5-04 of Regulation S-X. If not, please quantify for us the amount of restricted net assets of consolidated and equity method investees. In any event, note the disclosure requirements of paragraphs (1) and (2) of the aforementioned section. Please explain how you intend to comply with this comment.

Response: The Federal Power Act (FPA) declares that it is unlawful for any officer or director of any public utility "to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account." What constitutes "funds properly included in capital account" is not defined in the FPA; however, the Federal Energy Regulatory Commission has consistently interpreted the provision to allow dividends to be paid as long as (1) the source of the dividends is clearly disclosed, (2) the dividend is not excessive and (3) there is no self-dealing on the part of corporate officials. Our public utility

July 18, 2007

subsidiaries' dividend payments have consistently met those requirements and we expect that they will continue to do so in the future. Therefore, we do not view the FPA provision as imposing a limit that would cause us to exceed the thresholds of Rule 4-08(e)(3). In the future, we will omit the reference to the FPA in our risk factor discussion.

As of December 31, 2006, the Rule 4-08(e)(3) thresholds had not been met (restricted net assets did not exceed 25 percent of our consolidated net assets) and the disclosure requirements of paragraphs (3)(i) and (3)(ii) of Rule 4-08(e) and Schedule I of Rule 5-04 of Regulation S-X did not apply. We had no material restricted net assets of consolidated and equity method investees. In our future Exchange Act filings, beginning with our Form 10-K for the fiscal year ended December 31, 2007, we will expand our disclosures to include those required by Rule 4-08(e)(1). We have no 50 percent or less owned persons accounted for by the equity method.

Management's Discussion of Financial Condition and Results of Operations
3.

Please explain to us in detail how the company accounted for OPEB costs at NYSEG. Please specifically tell us the debits and credits implicit in your statement that "...$57 million of interest associated with NYSEG's internal OPEB reserve, which NYSEG has offset against other OPEB costs..." We assume the reserve is a credit balance. If so, tell us the required rate base treatment of the reserve. Finally, tell us the maximum amount of expense that would be recognized in the event the NYPSC staff's position is upheld.

Response: NYSEG's method of accounting for OPEB costs is:

1. Operating and maintenance (O&M) Expense is debited and the OPEB Internal Reserve is credited for the total amount of the required OPEB accrual as calculated by NYSEG's actuaries.

2. O&M Expense is credited and Accounts Receivable is debited to transfer from NYSEG to Energy East Management Corporation and Utility Shared Services Corporation the amount of the OPEB accrual that relates to the employees and retirees of those affiliates, because those employees and retirees are covered by the NYSEG OPEB plan.

3. O&M Expense is credited and Construction Work in Progress is debited to transfer the appropriate portion of the total OPEB accrual to capitalized costs in proportion to the amount of payroll that is capitalized.

4. O&M Expense is credited and Interest Expense is debited for the amount of interest that is accrued on the OPEB Internal Reserve.

July 18, 2007

5. Charges to the Internal Reserve occur when actual out-of-pocket OPEB costs are incurred.

For ratemaking purposes, the net OPEB expense is included in the cost of service and, prior to January 1, 2007, the reserve balance was not a reduction to rate base. Instead, according to New York Public Service Commission (NYPSC) requirements, interest was accrued on the net-of-tax reserve. Effective January 1, 2007, the Electric portion of the OPEB Reserve was treated as a reduction to rate base and interest was no longer accrued on that portion of the reserve.

In Case 05-E-1222, the Staff of the NYPSC did not agree with the approach taken to item 4, above, for the period 1999 to 2006. The NYPSC Staff contended that the credits to offset interest expense should not have gone to O&M expense, but treated as an additional increase in the Reserve. NYSEG disagreed with the NYPSC Staff's contention.

The $57 million represents the NYPSC Staff's calculation for NYSEG's electric business of the interest expense that, in their opinion, should have been used to increase the reserve instead of being credited to expense. If the NYPSC Staff's position were to be upheld, NYSEG could have been required to charge expense and increase the reserve by $57 million, pretax.

On July 12, 2007, NYSEG entered into a Joint Proposal with the NYPSC Staff and various intervenors to resolve all issues related to the $57 million. The Joint Proposal provides that NYSEG will refund $17 million to customers and externally fund a Voluntary Employees' Benefit Association trust. The NYPSC is expected to rule on the Joint Proposal in September 2007. The Joint Proposal will be disclosed in our Form 10-Q for the quarter ended June 30, 2007.

4.	Please explain to us if and how you use and account for financial transmission rights, or other similar financial instruments used to mitigate congestion charges.

Response: RG&E and NYSEG use transmission congestion contracts (TCCs) to mitigate congestion charges. TCCs are financial instruments similar to financial transmission rights that can be purchased and used to hedge costs resulting from transmission system congestion. TCCs were created in connection with the formation of the New York Independent System Operator (NYISO) and the TCC market in the state of New York. A TCC represents the right to collect or the obligation to pay the Day-Ahead Market Congestion Rents associated with one megawatt of transmission between a specified Point of Injection and a specified Point of Withdrawal. TCCs can be bought or sold through either direct sales or an auction process.

RG&E and NYSEG do not purchase TCCs through direct sales on the open market or through the auction process. The NYISO issued Residual TCCs and Grandfathered TCCs to RG&E and NYSEG upon formation of the NYISO, in consideration for the NYISO's

July 18, 2007

control of their (RG&E's and NYSEG's) transmission assets. RG&E's and NYSEG's involvement in the TCC marketplace is limited to 1) auctioning their Transfer Capability (represented by Residual TCCs) through the NYISO, 2) NYISO congestion shortfall true-ups and 3) Grandfathered TCCs. Their use of TCCs is limited to the Residual and Grandfathered TCCs they received upon formation of the NYISO.

RG&E and NYSEG do not account for the Residual or Grandfathered TCCs as derivative instruments because they fail the criterion of paragraph 6(b) of SFAS 133 concerning initial net investment. For regulatory purposes, revenues (expenses) related to TCCs are credited (charged) to customers through the nonbypassable wires charge.

Financing Activities Cash Flows
5.

It appears you purchased treasury shares for purposes of fulfilling restricted stock grants. Please advise how you treat any difference between the carrying amount of treasury shares and the weighted average grant date fair value of the awards in the statements of income and cash flows. Also, please confirm for us if market value is quoted market value with respect to valuing your restricted stock grants.

Response: We reflect the full purchase price of treasury shares acquired during a reporting period in the Financing Activities section of our statements of cash flows as "Repurchase of common stock." Our statements of income reflect the noncash compensation cost for restricted stock awards based on the weighted-average grant-date fair value. The compensation cost is recorded incrementally over the requisite service period as a debit to compensation cost and a credit to Capital in excess of par value, in accordance with paragraph 21 and Illustration 11(a) of SFAS No. 123(R), Share-Based Payment. We confirm that market value is the quoted grant-date market value with respect to our restricted stock awards.

Note 1. Significant Accounting Policies
6.

Please explain to us how you have historically recovered pension and OPEB costs for each of your rate-regulated subsidiaries. If rates are designed to recover pension cost pursuant to SFAS 87 and SFAS 106, tell us how pension income is treated in rates. In this regard, explain to us in detail the nature of the prepaid pension benefit regulatory asset and why the adoption of SFAS no. 158 presumably reduced such asset. Likewise, help us understand the nature of the regulatory liability for pension and other postretirement benefits and any interrelatedness of this item to the pension related regulatory assets. In this regard, please also explain to us how you concluded the probable of recovery threshold has been met pursuant to SFAS no. 71 with respect to any asset recorded due to adoption of Statement no. 158.

July 18, 2007

Response: Each of our rate-regulated subsidiaries, including RG&E, has historically recovered pension and OPEB costs through rates designed to recover those costs pursuant to SFAS 87 and SFAS 106. NYSEG's natural gas rates and RG&E's electric and natural gas rates also have regulatory provisions to reconcile actual costs to the costs used for setting rates. Pension income is treated as a negative expense and a reduction to revenue requirements. Our rate-regulated subsidiaries meet the criteria to apply SFAS 71 and, based upon the facts and circumstances applicable to their respective jurisdictions and regulatory environments, each is allowed to defer as regulatory assets or regulatory liabilities items not yet recognized as a component of net periodic pension or OPEB cost. Such items include transition asset or obligation, net losses or gains and prior service costs or credits. Entities that do not meet the criteria to apply SFAS 71 would adjust the amount of such items to accumulated other comprehensive income in accordance with SFAS 158.

See Attachment A, which is a copy of our regulatory assessment in connection with our adoption of SFAS 158, for an explanation of how we concluded the probable-of-recovery threshold has been met pursuant to SFAS 71 with respect to the pension and other postretirement benefits regulatory assets recorded.

Our adoption of SFAS 158 reduced our Prepaid pension asset, but did not reduce the Pension and other postretirement benefits regulatory asset. Rather it resulted in the establishment of the regulatory asset, which increased from $0 to $351,011 at December 31, 2006, and includes $305,763 of net losses, $4,448 of prior service costs and $40,800 of transition asset. RG&E did not have a Pension and other postretirement benefits regulatory asset at December 31, 2006, but instead had a Pension benefit regulatory liability - see below.

Our Pension benefits regulatory liability of $127,330 at December 31, 2006, includes two components. One component is RG&E's $33,519 Pension benefit regulatory liability (which consists of $46,303 of net gain less $12,784 of prior service cost). The other component is not related to the pension-related regulatory asset that resulted from our adoption of SFAS 158 and application of SFAS 71. The remaining $93,811 represents the unamortized balance of the day one step-up of pension assets to fair value for various acquired subsidiaries, as required by purchase accounting. The $93,811 is being amortized over the average future service lives of the plan participants.

7.	Please disclose the period over which purchase and sale transactions with the NYISO are netted.

Response: NYSEG and RG&E net their purchase and sale transactions with the NYISO on an hourly basis. In future filings we will add that information to the revenue recognition disclosure in our Significant Accounting Policies note to the annual financial statements.

July 18, 2007

Note 12. Share Based Compensation
8.	If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Response: We did not capitalize compensation cost related to share-based payment arrangements during the fiscal years ended December 31, 2006, 2005 and 2004, and paragraph A240.g (1)(b) of Statement 123(R) was not applicable. No material share awards have been granted to employees whose compensation is subject to capitalization.

Note 16. Quarterly Financial Information (Unaudited)
9.

We noted that in the fourth quarter of 2005 South Glens Falls Energy, LLC decided to shut down operations of its 67 MW natural-gas fired peaking co-generation facility located in South Glens Falls, New York. We further note the after-tax impairment charge taken in the fourth quarter of 2005 totaling $5.2 million, and subsequent bankruptcy filing in January 2006. Please tell us the actual date the after-tax impairment charge was recorded. Please tell us whether such charge could have or should have been recorded at an earlier date. Finally, advise whether this asset had previously been tested for impairment. If so, please provide to us a summary of your impairment testing.

Response: The after-tax impairment charge was recorded in December 2005. This asset had not previously been tested for impairment. The 2005 budget, prepared at the end of 2004, projected positive net income for South Glen Falls and no events or changes in circumstances had occurred that would have required testing for impairment in accordance with SFAS 144. We conducted an impairment study at the end of 2005 primarily because actual results for 2005 were below plan and the budget for 2006, prepared at the end of 2005, projected a net loss. Other events or changes in circumstances that supported our determination that an impairment was required included continued escalation of forward natural gas prices during the fourth quarter of 2005 and the fact that attempts to renegotiate a steam contract that would have improved South Glen Falls' profitability were unsuccessful.

July 18, 2007

Attachment A        Comment #6

EnergyEast
DATE:	February 20, 2007
TO:

Bob Rude, Senior Vice President and Chief Regulatory Officer
Steve Adams, Vice President - Regulatory Policy
Bob Kump, Vice President, Controller & Chief Accounting Officer
Curtis Call, Assistant Controller, Energy East Management Corporation
Rachel Michaud, Assistant Controller, Utility Shared Services Corporation

FROM:	Irene Wagner, Manager of Accounting Research

Regulatory Assessment in Connection with Energy East's Operating Companies' Adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) (Statement 158)

(Note: This whitepaper was prepared with the involvement of personnel from Energy East's regulatory group and our operating companies.)

The FASB issued Statement 158 in September 2006. In accordance with Statement 158, Energy East and its subsidiaries are required to initially recognize the funded status of their defined benefit pension and other postretirement plans and provide the related required disclosures as of December 31, 2006.

In connection with the adoption of Statement 158, most entities would recognize as a component of other comprehensive income (OCI), net of tax, gains or losses and prior service costs or credits that arise during a fiscal period but are not recognized as components of net periodic benefit cost of the period pursuant to Statements 87 and 106, and recognize adjustments in accumulated OCI for gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of Statements 87 and 106 (and that subsequently are recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of Statements 87, 88 and 106). However, because Energy East's operating companies are regulated entities and meet the criteria to apply FASB Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, (Statement 71) as amended, they may be able to defer as regulatory assets (or regulatory liabilities) the amounts indicated above that most entities would adjust to accumulated OCI. Paragraph 9 of Statement 71 provides the criteria for deferring such costs.

July 18, 2007

Attachment A        Comment #6 (continued)

This document summarizes Energy East management's assessments concerning the regulatory treatment of gains or losses, prior service costs or credits and transition assets or obligations, based upon the facts and circumstances applicable to the jurisdiction and regulatory environment of each operating company.

Probability Assessment

As explained in PricewaterhouseCooper's "2006 Utilities Whitepaper," there are six positive factors that may support an assessment by a regulated entity's management that recovery of pension and other postretirement benefit (OPEB) plan unfunded liabilities is probable in future rates. The existence of one of the positive factors may or may not by itself support a probable recovery conclusion. However, the existence of more than one positive factor would be helpful in reaching such a conclusion.

Conversely, there are three negative factors that may cause a regulated entity's management to conclude that the recovery of the unfunded pension and OPEB liability is not probable. The existence of one of the negative factors may or may not by itself prevent management from concluding that recovery is probable. However, the existence of more than one negative factor will make it difficult for management to conclude that recovery is probable.

The Berkshire Gas Company (Berkshire Gas)

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes. However, Berkshire Gas' pension benefit plans are overfunded, and have been in the recent past, and it has had no need for rate recovery of pension costs in recent years.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

No.

3.	Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106. Yes.

July 18, 2007

Attachment A        Comment #6 (continued)

4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

Yes.

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

Yes. In December 2002 the Massachusetts Department of Telecommunications & Energy (DTE) approved a request from NSTAR to: (1) defer and record, as a regulatory asset or regulatory liability, the difference between the level of the pension and OPEB expenses that are included in rates and the amounts that must be recognized in accordance with Statement 87 and Statement 106, and (2) defer as a regulatory asset the amount of NSTAR's current and future additional minimum liability to reflect its ability to recover in rates over time its actual pension liability. Fitchburg Gas and Electric Light Company (Fitchburg) made a similar request in December 2002 concerning its additional minimum pension liability.

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

Yes. See the response to Positive Factor 5, above, concerning the DTE's approval of NSTAR's request for accounting treatment related to pensions and OPEBs and additional minimum liability. Berkshire Gas does not have a minimum pension liability.

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No.

July 18, 2007

Attachment A        Comment #6 (continued)

3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

Central Maine Power Company (CMP)

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes. Current rate recovery of pension and OPEB costs is allowed based on Statement 87 and Statement 106 costs.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

No.

3.	Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106. Yes.
4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

Yes. Since 1995 rates have been set under a price cap mechanism, with one reset in 1999. Rates are based on Statement 87 and Statement 106 expenses and interim changes in the expense levels caused by accounting changes would be subject to mandated cost recovery.

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

No.

July 18, 2007

Attachment A        Comment #6 (continued)

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

No.

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No. Settlement and curtailment costs were allowed as part of the sale of CMP's generation assets in 1999.
3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

Connecticut Natural Gas Corporation (CNG)

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

No.

3.

Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106.

Yes. Pension and OPEB costs included in rates have been based on Statement 87 and Statement 106 projections.

July 18, 2007

Attachment A        Comment #6 (continued)

4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

Yes.

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

No. However, CNG has requested regulatory asset treatment in a general rate filing submitted on September 29, 2006, to the Connecticut Department of Public Utility Control (DPUC). That provision was also included in a Settlement Agreement with the Office of Consumer Counsel (of the state of Connecticut) filed with the DPUC on December 21, 2006. We expect the DPUC decision on the rate filing and Settlement Agreement by March 2007.

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

No.

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No.
3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

July 18, 2007

Attachment A        Comment #6 (continued)

New York State Electric & Gas Corporation - Electric (NYSEG Electric)

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

No.

3.

Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106.

Yes. The New York State Public Service Commission (NYPSC) has been consistent in basing cost recovery on Statement 87 and Statement 106 costs.

4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

While there has been some disagreement regarding actuarial assumptions (i.e., discount rate), there has been no indication that the fundamental rate allowance will not continue to be based on Statement 87 and Statement 106 structures.

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

No, although NYSEG intends to file a letter with the New York State Public Service Commission regarding the recording of a regulatory asset.

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

No.

July 18, 2007

Attachment A        Comment #6 (continued)

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No.
3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

New York State Electric & Gas Corporation - Natural Gas (NYSEG Natural Gas)

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

Yes.

3.	Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106. Yes.
4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

Yes.

July 18, 2007

Attachment A        Comment #6 (continued)

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

No.

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

No.

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No.
3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

Rochester Gas and Electric Corporation (RG&E) - Electric and Natural Gas

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

Yes.

July 18, 2007

Attachment A        Comment #6 (continued)

3.	Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106. Yes.
4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

Yes.

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

No.

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

No.

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No.
3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

July 18, 2007

Attachment A        Comment #6 (continued)

The Southern Connecticut Gas Company (SCG)

Positive Factors:
1.

Current rate recovery of pension and OPEB costs on a Statement 87 and Statement 106 expense basis (i.e., the Statement 87 and Statement 106 costs under generally accepted accounting principles form the basis for pension and OPEB costs recovered in rates).

Yes.

2.

Existence of a regulatory "tracker" mechanism or reconciliation process specified in an order with comparison of actual annual Statement 87 and Statement 106 costs to the costs included in rates, with shorter-term rate recovery of the difference.

No.

3.	Historical consistency and clarity in the regulator's approach to rate recovery based on Statement 87 and Statement 106. Yes.
4.

No indication of uncertainty or potential changes in the jurisdiction regarding the rate recovery approach to Statement 87 and Statement 106 costs combined with general stability in the jurisdiction's approach to traditional cost of service ratemaking (i.e., there is no existing legislation or substantive discussion to deregulate any aspect of a currently regulated utility's operations).

Yes.

5.

Existence or issuance of an order from the regulator providing that regulatory asset treatment for the unfunded liability is appropriate or required and that future recovery of the unfunded costs will be provided in future rates. While a commission order provides the most influential evidence, consideration should also be given to staff accounting orders and policy statements.

No.

6.

Prior issuance of an order from the regulator indicating that current deferral and the future collection for the utility's recording of a minimum pension liability as required by Statement 87 was appropriate or required.

No.

July 18, 2007

Attachment A        Comment #6 (continued)

Negative Factors:
1.	Current rate recovery of pension or OPEB costs on a "pay-as-you-go," cash funding, ERISA minimum funding or some other basis. No.
2.	Previous specific disallowance of either pension or OPEB costs. No.
3.	Substantive historical inconsistency in the regulator's approach to rate recovery for pension and OPEB costs. No.

Conclusion

Based on the above assessments, we believe regulatory treatment for Berkshire Gas, CMP, CNG, NYSEG, RG&E and SCG is supportable. Regulatory treatment for NYSEG Electric is supported by the fact that rates historically have been set based on Statement 87 and Statement 106 costs, notwithstanding the differences in an actuarial assumption regarding the discount rate in NYSEG's most recent electric rate order.

Due to the immateriality of amounts related to Energy East's and its subsidiaries' Supplemental Employee Retirement Plans (SERPs), we have decided not to assess regulatory treatment with respect to application of Statement 158 for those plans. We will recognize as a component of OCI, net of tax, any gains or losses and prior service costs or credits not recognized as components of net periodic benefit cost pursuant to Statements 87 and 106 and any transition assets or obligations remaining from the initial application of Statements 87 and 106 for the SERPs, in accordance with Statement 158. This treatment in no way suggests that we believe such costs for the SERPs are not eligible for recovery in rates.